January 2, 2020

Scipio Maximus Carnecchia
Chief Executive Officer
Mitek Systems, Inc.
600 B Street, Suite 100
San Diego, CA 92101

       Re: Mitek Systems, Inc.
           Registration Statement on Form S-3
           Filed December 20, 2019
           File No. 333-235662

Dear Mr. Carnecchia:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim, Attorney-Advisor, at 202-551-3297 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Carl Sanchez, Esq.